Exhibit 12.1

REMINGTON ARMS COMPANY AND SUBSIDIARIES

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2004	2003	2002	2001	2000
Earnings:
Net Income (Loss) from Continuing
Operations before change in Accouting
Principle	$ (17.6)	$ (4.6)	$ 18.5	$ 12.9	$ 20.1
Add:
Income Taxes on Continuing Operations	13.7	(3.0)	12.0	8.0	12.6
Interest Expense (a)	24.6	23.0	10.5	12.6	11.7
Portion of Rents
Representative of
Interest Factor	0.6	0.5	0.1	0.1	0.1

	$ 21.3	$ 15.9	$ 41.1	$ 33.6	$ 44.5

Fixed Charges:
Interest Expense (a)	$ 24.6	$ 23.0	$ 10.5	$ 12.6	$ 11.7
Capitalized Interest	0.0	0.0	0.1	0.1	0.5
Portion of Rents
Representative of
Interest Factor	0.6	0.5	0.1	0.1	0.1

	$25.2	$23.5	$10.7	$ 12.8	$12.3

Ratio of Earnings to
Fixed Charges	(b)	(c)	3.9x	2.6x	3.6x
(a)	Includes amortization of discount on indebtedness and excludes capitalized interest.

(b)	Due to our net loss in 2004, this ratio was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1.

(c)	Due to our net loss in 2003, this ratio was less than 1:1. Additional earnings of $7.6 million would have been required to achieve a ratio of 1:1.